ALSTON & BIRD LLP

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Aaron C. Hendricson	Direct Dial: 214-922-3412	Email: aaron.hendricson@alston.com

December 21, 2016

Via EDGAR AND UPS Next-Day Air Delivery

Mr. Coy Garrison Special Counsel, Office of Real Estate and Commodities Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Hartman vREIT XXI, Inc. Post-Effective Amendment to Form S-11 Filed November 23, 2016 File No. 333-207711

Dear Mr. Garrison:

This letter sets forth the response of our client, Hartman vREIT XXI, Inc. (the “Issuer”), to the comments by the staff of the U.S. Securities and Exchange Commission (the “Commission”) in the letter dated December 1, 2016 regarding the Issuer’s Post-Effective Amendment (the “Post-Effective Amendment”) to the Registration Statement on Form S-11 (the “Registration Statement”) related to the Issuer’s offering of its common stock. In connection with the submission of this correspondence, the Issuer also filed Pre-Effective Amendment No. 2 to the Post-Effective Amendment (“Amendment No. 2”) with the Commission via EDGAR on December 21, 2016. Enclosed herewith please find a black-lined version of Amendment No. 2, which is marked to show changes to the Post-Effective Amendment. For the Commission’s convenience of reference, this response letter includes the same caption and paragraph number, as well as the text of the comments, set forth in your December 1, 2016 comment letter, followed by the Issuer’s responses thereto. References to page numbers in the Issuer’s responses are references to page numbers of Amendment No. 2.

Prospectus Summary

What fees will you pay to the Advisor and its affiliates?, page 21

1.

Comment:

We note that your disclosure regarding the distribution and shareholder servicing fee has been moved from the organization and offering stage section of the table to the operational stage section. As the distribution and shareholder servicing fee is payable to the dealer manager, and along with the selling commissions and dealer manager fees is considered to be underwriting compensation under FINRA rules, please include the description of the distribution and shareholder servicing fee in the organization and offering stage section of the table.

Atlanta • Beijing • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Washington, D.C.

Response:

The Issuer has revised the tables on pages 20 and 84 of Amendment No. 2 to include a reference to the distribution and shareholder servicing fee payable to the dealer manager in the Organization and Offering Stage section of the tables, with a cross reference to the detailed description of the distribution and shareholder servicing fee included in the Operational Stage section of the tables. The Issuer feels the revised disclosure is appropriate given that the distribution and shareholder servicing fee is an ongoing contractual obligation of Issuer and therefore will be paid during both the Organization and Offering Stage and the Operational Stage of the Issuer’s life cycle.

Conflicts of Interest, page 95

2.

Comment:

We note that as of January 1, 2017, your dealer manager will be Hartman Real Assets Securities, Inc. Please revise to disclose any conflicts and risks associated with having an affiliated dealer manager.

Response:

The Issuer has revised the “Risk Factors” and “Conflicts of Interest” sections of Amendment No. 2 to include the additional potential risks and conflicts associated with having an affiliated dealer manager.

Exhibit Index

3.

Comment:

We note your response to comment 8 stating that you do not intend to file a new legality opinion because the legality opinion filed on June 13, 2016 covered the shares registered pursuant to the Registration Statement. We also note that the corporate charter that was relied upon in the June 13, 2016 legality opinion did not contemplate Class A and Class T shares of common stock, and that your amended corporate charter filed as Exhibit 3.1 discusses the classification of the Class A and Class T shares of common stock. Please explain to us how it is appropriate to rely on the June 13, 2016 legality opinion in light of your amended corporate charter and the classification of the Class A and Class T shares of common stock.

Response:

The Issuer has obtained a new legality opinion in the form attached to the Amendment No. 2 and will  file the final, executed version of such opinion as an exhibit upon clearance by the SEC.

Sincerely,

/s/

Aaron C. Hendricson

cc:	Rosemarie Thurston, Alston & Bird LLP Allen Hartman, Hartman vREIT XXI, Inc.